August 16, 2024

Anthony Ang
Director
K Wave Media Ltd.
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

       Re: K Wave Media Ltd.
           Amendment No. 3 to Registration Statement on Form F-4
           Filed July 26, 2024
           File No. 333-278221
Dear Anthony Ang:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 19, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-4 filed July 26, 2024 Letter to Stockholders of Global Star Acquisition Inc., page i

1. We note your response to prior comment 1 and reissue in part. Please state in the second paragraph where you discuss the business combination agreement, as well as at the outset of the paragraph beginning, "The closing of the business combination is subject to certain conditions...," that K Enter has minimal independent operations and does not presently own a controlling interest in any other entities, as this appears to remain accurate despite the structural changes to the transaction and merger agreement. Additionally, we reissue the request for cross-references to the questions and answers at page 14, as well as comparable disclosure early in the summary of the proxy statement/prospectus beginning at page 18 and the description of the acquisition merger beginning at page 106.
 August 16, 2024
Page 2

Q: Will Global Star or K Enter be raising any financing in connection with the Business
Combination?, page 6

2. We note that you are obligated to pay the current owner of Play Company approximately
       $20.5 million between the time of closing and January 31, 2025. Given the current trust account balance of approximately $13 million, please indicate how you intend to make such payments (assuming you are unable to raise a PIPE) and whether there has been any modification to your obligations to make such payments in light of the current trust account balance. Please disclose how the inability to make such payments could impact the combined company and whether there is a risk that you may be unable to complete the acquisition of Play Company or any of the other Six Korean Entities given the trust account balance. Add risk factor disclosure as appropriate.
Proposal No. 2 - The Acquisition Merger Proposal
Background of the Business Combination, page 111

3. Please revise to elaborate on why K Enter and Global Star elected to enter into the third amendment to the merger agreement to condition the closing of the Business Combination on K Enter's acquisition of a controlling interest in all Six Korean Entities, rather than solely Play Company and Solaire Partners.
Supplemental Information: K Enter Forecasts
Play Company Co., Ltd., page 143

4. We note your response to prior comment 14, particularly the disclosure at page 45 that
       Play Company expects to generate approximately $5 million in revenues from HYBE in
       2024 but is "expected to generate a sufficient amount of merchandising revenues from
       [the SM Entertainment] agreement to replace a large proportion of the possible loss of
       HYBE-related revenues." Where you discuss the material assumptions underlying Play
       Company's projected revenues presented in this section, please disclose the projected revenue assumed to be generated by HYBE and SM Entertainment for each year in the projections. Please provide this information in KRW so that investors can better understand it in context of the financial projections.
Proposal No. 4 - The Director Proposal
Election of Directors, page 153

5. It appears from disclosure elsewhere that Young Jae Lee is no longer CEO of K Enter and that Tan Chin Hwee is interim CEO of K Enter, and that Young Jae Lee is no longer expected to serve as CEO of Pubco. Please revise the tabular disclosure in this section accordingly or advise. Make similar revisions to the tabular disclosure at page 287.
Management's Discussion and Analysis of Financial Condition and Results of Operations of K
Enter
Acquisitions of Six Korean Entities, page 202

6. We note your response to prior comment 10 and reissue in part. Please remove or revise your statement that, "...one of these acquisitions will allow us to expedite the development of a fourth capability," as it implies that K Enter will still acquire First Virtual or another content virtualization company.
 August 16, 2024
Page 3

General

7. While we note that the merger agreement has been amended to provide that the closing of the acquisitions of all Six Korean Entities is a condition to closing of the business combination and that Global Star has committed, via disclosure in the prospectus, to not mail proxy materials to its shareholders until after the acquisitions are completed, we continue to have the following concerns and questions regarding the structure of the transaction and the anticipated events leading up to and following effectiveness of the registration statement:
           It appears that the condition to closing that K Enter has acquired controlling interests in all Six Korean Entities is waivable by the parties to the merger agreement. Please clarify whether this condition is waivable and, if so, how this is consistent with your revised disclosure indicating increased certainty regarding the acquisitions. We note your disclosure that Global Star does not "currently" intend to waive this condition, but this does not resolve the question as to whether less than all six entities ultimately could be acquired if their intentions change. Also explain how the possibility of waiving this condition is consistent with your disclosure that Global Star will not mail the proxy materials until all six acquisitions are complete. Further, given your intention to close the acquisitions "promptly" after effectiveness, it is unclear why the condition is waivable as presumably the acquisitions will be settled and ready for closing at the time of effectiveness of the F-4.
           While you disclose that K Enter expects to close the acquisitions "promptly" after effectiveness of the Form F-4, the current disclosure is unclear as to the precise timing which raises issues as to the certainty of acquiring all six entities. If K Enter will proceed to close the acquisitions in connection with, and either at or as soon as practicable after, effectiveness of the F-4, and you will mail proxy materials to shareholders immediately after effectiveness of the F-4, please revise throughout to state this clearly and remove disclosure suggesting the acquisition of the Six Korean
           Entities, and the timing of closing, is uncertain. Alternatively, if you are uncertain when closing will occur, please tell us when you plan to mail proxy materials to shareholders and whether such proxy materials will differ from those included in the proxy statement/prospectus at the time of effectiveness of the F-4. Lastly, you continue to refer to the circulation of "updated or supplemental" proxy materials to shareholders in the event of "any material change to K Enter's planned acquisition of the Six Korean Entities," which is confusing alongside your revised disclosure that the closings will definitively occur by the time final proxy materials are mailed.
           There remain a number of statements throughout the proxy statement/prospectus that continue to imply uncertainty about whether K Enter will be able to acquire controlling interests in the Six Korean Entities. For example, at page 20 you state that,
           "There can be no assurances that K Enter will be able to acquire controlling interests in all of the Six Korean Entities...," and at page 33 you identify as a risk that "K Enter fails to successfully and timely consummate its acquisition of one or more of the Six
           Korean Entities." Given that acquisition of the Six Korean Entities is a condition to closing, it is unclear why you are including such disclosure. Please revise to remove the uncertainties or explain to us why such acquisitions are uncertain.
 August 16, 2024
Page 4

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Andy Tucker